EXHIBIT 11

BAY VIEW CAPITAL CORPORATION

COMPUTATION OF PER SHARE EARNINGS (LOSS)

	2001	2000	1999	1998	1997
	(Amounts in thousands, except per share amounts)
Basic earnings (loss) per share:
Net earnings (loss) available to common shareholders	$(101,170)	$(326,197)	$28,964	$22,719	$14,021
Weighted average shares outstanding (1)	50,873	32,634	21,169	20,035	12,860

Basic earnings (loss) per share	$(1.99)	$(10.00)	$1.37	$1.13	$1.09

Diluted earnings (loss) per share:
Net earnings (loss) available to common shareholders	$(101,170)	$(326,197)	$28,964	$22,719	$14,021

Weighted average shares outstanding (1)	50,873	32,634	21,169	20,035	12,860
Dilutive potential common shares (1)	—	—	146	300	343

Diluted weighted average shares outstanding (1)	50,873	32,634	21,315	20,335	13,203

Diluted earnings (loss) per share	$(1.99)	$(10.00)	$1.36	$1.12	$1.06

(1)	Amounts have been adjusted for a 2-for-1 stock split in the form of a 100% stock dividend paid June 1997.